Filed Pursuant to Rule 424(b)(3)

Registration No. 333-286625

APOLLO REALTY INCOME SOLUTIONS, INC.

SUPPLEMENT NO. 4 DATED OCTOBER 16, 2025

TO THE PROSPECTUS DATED JUNE 26, 2025

This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of Apollo Realty Income Solutions, Inc., dated June 26, 2025 (as supplemented to date, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to Apollo Realty Income Solutions, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock sold in our current public offering as of November 1, 2025;
•
to disclose the calculation of our September 30, 2025 net asset value ("NAV") per share/unit for all share/unit classes; and
•
to provide an update on the status of our current public offering (the "Offering").

November 1, 2025 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2025 (and repurchases, if applicable, as of October 31, 2025) is as follows:

Transaction Price (per share)
Class S	$21.1594
Class D	$21.2638
Class I	$21.0632
Class F-I	$20.9824
Class A-I	$21.4999
Class A-III	$21.4460

The transaction price for each of our Class S shares, Class D shares, Class I shares, Class F-I shares, Class A-I shares and Class A-III shares is equal to such class's NAV per share as of September 30, 2025. A detailed presentation of the NAV per share/unit is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price, if applicable, for each share class equals the transaction price of such class.

September 30, 2025 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines approved by our board of directors. Our NAV per share is posted on our website at https://gwms.apollo.com/realtyincomesolutions and is made available on our toll-free, automated telephone line at 888-926-2688. Please refer to "Net Asset Value Calculation and Valuation Guidelines" in the Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

Our total NAV presented in the following tables includes the NAV of our Class S shares, Class D shares, Class I shares, Class F-I shares, Class A-I shares, Class A-III shares, Class E shares and units of ARIS Operating Partnership L.P. (the "Operating Partnership") held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of September 30, 2025 ($ and shares/units in thousands):

Components of NAV	September 30, 2025
Investments in real estate	$561,440
Investments in real estate debt	1,188,749
Cash and cash equivalents	51,069
Restricted cash	2,628
Other assets	33,040
Mortgage notes at fair value, net of deferred financing costs	(92,939)
Secured debt arrangements, net	(270,980)
Other liabilities	(27,217)
Accrued performance participation allocation	(297)
Management fee payable	(1,096)
Net asset value	$1,444,397
Number of outstanding shares/units	67,334

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of September 30, 2025 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class S Shares	Class D Shares	Class I Shares	Class F-I Shares	Class A-I Shares	Class A-III Shares	Class E Shares(1)	Third-party Operating Partnership Class A-I Units(2)	Third-party Operating Partnership Class E Units(2)	Total
Net asset value	$226	$104	$26,456	$32,236	$439,394	$802,395	$18,765	$120,458	$4,363	$1,444,397
Number of outstanding shares/units	11	5	1,256	1,536	20,437	37,415	869	5,603	202	67,334
NAV per share/unit as of September 30, 2025	$21.1594	$21.2638	$21.0632	$20.9824	$21.4999	$21.4460	$21.5844	$21.4999	$21.5844	$21.4513

___________

(1)
Class E shares of our common stock are offered to certain of Apollo's affiliates and employees and our directors in one or more private placements.
(2)
Includes the units of the Operating Partnership held by parties other than the Company.

Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investments in real estate and real estate debt are initially valued at cost. Once we establish new values for our real estate investments, we provide information on key assumptions used in the discounted cash flow methodology and a sensitivity analysis related thereto. The valuations of our real properties as of September 30, 2025, excluding certain newly acquired properties that are held at cost which we believe reflects the fair value of such properties, were provided by the independent valuation advisor in accordance with our valuation procedures. Certain key assumptions that were used by the independent valuation advisor in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property types where we have multiple real estate investments. Once we own more than one retail property, provided that each has been subject to an independent valuation by the independent valuation advisor, we will include the key assumptions for such property type.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.6%	6.4%
Multifamily	7.1%	5.3%

A change in these assumptions or factors would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values
Discount rate	0.25% Decrease	+2.15%	+1.93%
(weighted average)	0.25% Increase	(2.09)%	(1.95)%
Exit Capitalization Rate	0.25% Decrease	+2.10%	+3.09%
(weighted average)	0.25% Increase	(1.94)%	(2.88)%

Our total NAV presented in the following tables includes the NAV of our Class S shares, Class D shares, Class I shares, Class F-I shares, Class A-I shares, Class A-III shares, Class E shares and units of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of August 31, 2025 ($ and shares/units in thousands):

Components of NAV	August 31, 2025
Investments in real estate	$526,861
Investments in real estate debt	1,226,654
Cash and cash equivalents	45,287
Restricted cash	1,295
Other assets	10,543
Mortgage notes at fair value, net of deferred financing costs	(92,912)
Secured debt arrangements, net	(301,631)
Other liabilities	(17,995)
Accrued performance participation allocation	(267)
Management fee payable	(1,060)
Net asset value	$1,396,775
Number of outstanding shares/units	65,143

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of August 31, 2025 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class S Shares	Class D Shares	Class I Shares	Class F-I Shares	Class A-I Shares	Class A-III Shares	Class E Shares(1)	Third-party Operating Partnership Class A-I Units(2)	Third-party Operating Partnership Class E Units(2)	Total
Net asset value	$216	$104	$24,959	$32,263	$427,309	$770,103	$17,710	$119,873	$4,238	$1,396,775
Number of outstanding shares/units	10	5	1,185	1,538	19,885	35,925	821	5,578	196	65,143
NAV per share/unit as of August 31, 2025	$21.1612	$21.2659	$21.0675	$20.9833	$21.4894	$21.4363	$21.5727	$21.4894	$21.5727	$21.4417

___________

(1)
Class E shares of our common stock are offered to certain of Apollo's affiliates and employees and our directors in one or more private placements.
(2)
Includes the units of the Operating Partnership held by parties other than the Company.

Status of Our Current Public Offering

We are currently offering on a continuous basis up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued in the Offering approximately (i) 7,209,435 shares of our common stock (consisting of approximately 5,466,300 Class A-III shares, 1,606,731 Class A-I shares, 131,010 Class I shares, and 5,394 Class S shares) in our primary offering for total proceeds of approximately $154.2 million and (ii) 136,434 shares of our common stock (consisting of approximately 22,788 Class A-III shares, 105,893 Class A-I shares, 3,452 Class F-I shares, 4,224 Class I shares, 59 Class D shares and 18 Class S shares) pursuant to our distribution reinvestment plan for a total value of approximately $2.9 million. No other classes of shares were issued or sold in the Offering as of the date hereof. As of September 30, 2025, our aggregate NAV was approximately $1.4 billion. We intend to continue selling shares in the Offering on a monthly basis.